Höganäs

Date/Datum: July 16, 2003
Our ref./Unser Zeichen: CL/bh
Your letter/Ihre Nachricht vom
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03024757

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President

dlw 7/22

Encl. Interim Report January – June 2003

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00
Telefax +46 42 33 83 60
Telex 72368 HBADMS
Executive Group +46 42 33 80 80



Höganäs AB

Interim Report January - June 2003


2003



Höganäs AB (publ) Reg.No. 556005-0121

Interim Report January-June 2003

Highlights

• **Net sales**	**MSEK**	**1,918**	**+13%**
• **Income after tax**	**MSEK**	**185**	**+1%**
• **Earnings per share**	**SEK**	**5.40**	**(5.30)**
• **Income before tax**	**MSEK**	**269**	**+2%**
• **Operating margin**		**15.1%**	**(17.0)**
• **Equity/assets ratio**		**38%**	**(40)**

Market situation

Höganäs' turnover increased by MSEK 214 to MSEK 1 918 (1 704) during the **first half** of 2003. The acquisition of SCM Metal Products, Inc. boosted turnover by MSEK 344. The rate of exchange of the Swedish krona was 11% higher compared to the previous year. Sales volumes on the North American market rose as a result of higher market shares. There was also a substantial increase in volume on Other Asian Markets.

The volume of sales (excluding semis) rose during the period by 5% (+11% including acquisition) compared to 2002. Volumes were up by 1% in Europe and by 3% in Japan. The increase on Other Asian Markets was 12%. Other Markets were up by 8%.

Press powders recorded an increase in volume of 7%. The rise amounted to 3% in Europe, 4% on the Japanese market and 14% on Other Asian Markets. This included an increase of 26% in China. Other Markets were up by 9%.

The volume of other iron powders was unchanged. Volumes were down by 3% in Europe, but up by 2% on Other Asian Markets and 4% on Other Markets.

With the acquisition of SCM, volumes of both Coldstream and SCM products are aggregated for purposes of reporting. Sales volume rose altogether by 224% (the increase for Coldstream powders was 2%). Further particulars are given in the table at the top of the page opposite.

During the **second quarter** turnover rose by MSEK 63 to MSEK 935 (872). The SCM acquisition raised turnover by MSEK 162. The value of the Swedish krona further appreciated by about 3% compared to the first quarter; its value was about 10% higher than in the second quarter of the previous year.

Volumes increased by 1% (+6% including acquisition). The increase in volume of press powders was 3%, with Other Asian Markets as the strongest growth sector at 11%. Volumes of both other iron powders and Coldstream powders fell by 3%.

Financial position

Operating income amounted to MSEK 290 (290). Höganäs' Pension Fund appreciated by MSEK 9 during the second quarter, with the result that items affecting comparabilities during the first half of the year was zero (0).

Other operating income and expenses show the Group's total exchange results, which became MSEK +68 (–5). This includes the outcome from forward contracts amounting to MSEK +76 (+10). Not considering forward contracts, the stronger krona has drawn down operating income by MSEK 50 in 2003 compared to 2002.

The operating margin for the period was 15.1% (17.0).

The net result of the Group's financial income and expenses was MSEK –21 (–25). The cash flow for the year before investments amounted to MSEK 457 (436).

Income before taxes amounted to MSEK 269 (265), an increase of MSEK 4.

The Group's tax rate was one percentage point higher than in 2002; this was a result of fiscal effects associated with Höganäs' hedging of its equity in foreign subsidiaries.

The equity-assets ratio was 38% (40).

Investments

Investment in fixed assets by the Group totalled MSEK 135 (149) including MSEK 82 in Sweden and MSEK 27 in Brazil; the latter referred to completion of a powder annealing line and custom mixing station.

Finances

The Group's net debt increased by MSEK 409 this year, amounting to MSEK 1 766 at the end of the second quarter. Its debt-equity ratio was 0.96.

Parent Company

Invoicing by the Parent Company during the period amounted to MSEK 991 (1 128), including MSEK 437 invoiced to Group companies. Income after financial income and expenses was MSEK 284 (340). Cash & Bank at June 30, 2003 totalled MSEK 29 (164), not counting unutilized overdraft facilities. Investments amounted to MSEK 82 (52).

Outlook

The market trend is expected to continue weak during the second half of the year. However, the forecast previously given for the whole of 2003 still stands, viz. that income before taxes is expected to be higher than in 2002.

Höganäs, July 11, 2003

Claes Lindqvist

Net sales, MSEK   Income before taxes, MSEK

Volume development (tons) per application area and market

Markets	Press Powder			Other Iron Powder [3]			Coldstream/SCM Products [4]		
	Q2	Q2[1]	12months[2]	Q2	Q2[1]	12months[2]	Q2	Q2[1]	12months[2]
Europe	25000	-1%	+4%	6300	-4%	-3%	1610	+19%	+14%
Japan	8200	+3%	+8%	1800	-10%	-20%	260	+100%	+71%
Asia (excl. Japan)	16000	+11%	+24%	3300	-10%	+4%	1040	+121%	+106%
Others	14100	+3%	+16%	5900	+5%	+8%	4060	+1130%	+648%
Totally	63400	+3%	+12%	17300	-3%	0%	6970	+ 242%	+127%

[1] %-change compared with corresponding quarter previous year [2] %-change rolling 12-months [3] excl. semi finished powders
[4] As from January 1, 2003, SCM is included

Consolidated income statements, MSEK

	April-June 2003	April-June 2002	Jan-June 2003	Jan-June 2002	Rolling12-months	Year 2002
Net sales	**935**	872	**1,918**	1,704	3,463	3,249
Cost of sales	**-705**	-594	**-1,446**	-1,171	-2,567	-2,292
Gross profit	**230**	**278**	**472**	**533**	**896**	**957**
Selling expenses	**-48**	-48	**-98**	-95	-188	-185
Administrative expenses	**-41**	-39	**-81**	-76	-149	-144
R&D expenses	**-36**	-35	**-71**	-67	-137	- 133
Items affecting comparabilities	**9**	-	**0**	-	-25	-25
Other income	**38**	13	**73**	23	100	50
Other expenses	**-2**	-14	**-5**	-28	8	-15
Operating income	**150**	**155**	**290**	**290**	**505**	**505**
Financial income	**9**	8	**16**	16	33	33
Financial expenses	**-21**	-21	**-37**	-41	-77	-81
Income before tax	**138**	**142**	**269**	**265**	**461**	**457**
Taxes	**-44**	-45	**-84**	-81	-143	-140
Minority share	**-**	-	**-**	-	-	-
Net income	**94**	**97**	**185**	**184**	**318**	**317**
Operating margin,%	**16.0**	17.8	**15.1**	17.0	14.6	15.5
Earnings per share, SEK (after actual tax)	**2.70**	2.80	**5.40**	5.30	9.30	9.20

Consolidated balance sheets, MSEK

	30 June 2003	31 Dec 2002	30 June 2002
Intangible assets	**227**	170	178
Tangible assets	**2,827**	2,660	2,643
Financial assets	**87**	83	86
Inventory	**809**	631	626
Short-term receivables	**810**	584	620
Cash and bank	**123**	77	197
Total assets	**4,883**	**4,205**	**4,350**
Shareholders' equity	**1,832**	1,827	1,747
Minority interests	**2**	2	5
Interest-bearing liabilities	**1,889**	1,434	1,730
Non interest-bearing liabilities	**1,160**	942	868
Total shareholders' equity and liabilities	**4,883**	**4,205**	**4,350**
Equity/assets ratio	**38%**	44%	40%

This interim report has not been subjected to scrutiny by company's auditors.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information during 2003:

- *Interim report for first nine months on 13 October*


3500
3000
2500
2000
1500
1000
500
0
1999
2000
2001
2002
July 2002
June 2003
700
600
500
400
300
200
100
0
1999
2000*
2001
2002
July 2002
June 2003
* Excl. sales of HC-shares

MSEK Consolidated Quarterly data	2003	2002	2003	2002	2002	2001	2002	2001
	April - June		Jan - March		Oct - Dec		July- Sept	
Net sales	**935**	872	983	832	754	779	791	805
Operating expenses	**- 723**	- 656	- 759	- 635	- 592	- 648	- 602	- 643
Items affecting comparabilities	**9**	-	- 9	-	2	- 117	- 27	-
Depreciation	**- 71**	- 61	- 75	- 62	- 53	- 49	- 58	- 53
Operating income	**150**	155	140	135	111	- 35	104	109
Income before tax	**138**	142	131	123	102	- 37	90	97
Net income	**94**	97	91	87	70	- 26	63	70
Operating margin, %	**16.0**	17.8	14.2	16.2	14.7	- 4.5	13.1	13.5
Operating margin, % excl. items affecting comparabilities	**15.1**	17.8	15.2	16.2	14.5	10.5	16.6	13.5
Key indicators								
Earnings per share, SEK	**2.70**	2.80	2.70	2.50	2.00	- 0.80	1.90	2.00
Equity, SEK/share	**53.50**	50.60	55.90	52.80	53.40	50.50	52.60	51.50
Number of shares, 1000's	**34,217**	34,502	34,217	34,502	34,217	34,502	34,502	34,527
Number of shares, average 1000's*	**34,217**	34,502	34,217	34,502	34,360	34,515	34,502	34,527

Consolidated Cash Flow analysis, MSEK	Jan - June 2003	Jan - June 2002
Cash flow before change in working capital	**637**	570
Change in working capital	**-180**	- 134
Acquisitions	**-560**	-
Disposals	**-**	-
Net investments	**-135**	-149
Change in long-term receivables, provisions and liabilities	**3**	2
Cash flow after investments	**-235**	289
Buy back of own shares	**-**	-
Dividend	**-171**	-155
Change in financing	**455**	-9
Cash flow for the period	**49**	125
Liquid funds, opening balance	77	78
Exchange rate difference in liquid funds	-3	-6
Liquid funds, closing balance	123	197

Changes in shareholders' equity, MSEK	Jan - June 2003	Jan - June 2002
Balance brought forward	**1,827**	1,744
Net income	**185**	184
Buy back of own shares	**-**	-
Dividend	**-171**	-155
Translation difference	**-9**	-26
Balance carried forward	**1,832**	1,747
Return on shareholders' equity (rolling 12-months)	**17.8%**	13.2%
Debt/equity ratio	**0.96**	0.88

*) Outstanding call options do not cause equity dilution as present value of the offer price exceeds actual value.


Höganäs

Höganäs AB (publ), 263 83 Höganäs, Sweden.
Tel +46 42 33 80 00 · Fax +46 42 33 83 60
www.hoganas.com